

October 15, 2010

By U.S. Mail and facsimile to (469) 522 -4240

Mr. Gene S. Bertcher, Chief Financial Officer
First Equity Properties, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX   75234

> **Re: First Equity Properties, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File No. 000-11777**
> **Your response letter submitted on October 5, 2010**

Dear Mr. Bertcher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Note I – Notes receivable – Affiliated, page 30

1. We have read and considered your response to comment one relating to your notes receivables, and your sole source of income, from your affiliated entities. In future filings, expand your MD&A to disclose the risks related to this asset concentration. In addition, similar to your supplemental representations to us, you should discuss your awareness of any such conditions that would impact the

ability of these affiliates to meet their obligations and how your company evaluates the collectability of these notes.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely LaMothe
Branch Chief